

February 15, 2011

Via Facsimile (212) 610-6399 & US Mail
Thomas Werlen, Esq.
Group General Counsel
Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland

>   **Re: Novartis AG**
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed by Novartis AG and Alcon, Inc.**
>   **Filed on February 2, 2011**
>   **File No. 1-150204**
>
>   **Novartis AG**
>   **Amendment No. 1 to Form F-4**
>   **Filed February 2, 2011**
>   **File No. 333-171381**

Dear Mr. Werlen:

        We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13e-3

General

1. We note the statement in response to prior comment 1 that Dr. Vasella was not involved in any deliberations with the Alcon Board regarding the transaction. Please clarify this statement in your disclosure and supplement the discussion in the background section to more clearly describe Dr. Vasella's involvement in deliberations with other members of the Novartis Board or his deliberations on behalf of the Novartis Board regarding the current proposed transaction.

2. We note your response to prior comment 2. As done in your response, please revise your disclosure in the background discussion to more clearly identify the meetings and deliberations involving Mr. Buehler. Further, please update your disclosure as may be appropriate to discuss the terms of any compensatory arrangements negotiated. If unknown, please revise to state whether Novartis expects the compensation offered to Mr. Buehler to materially deviate from Mr. Buehler's current compensatory package and if so, how.

Selected Historical Financial Data, page 25

3. We partially reissue prior comment 10. Revise to specify the ratio of earnings to fixed charges. The cross reference to Item 503 of Regulation S-K does not eliminate the requirement to provide such disclosure in the context of a going private transaction.

Background of the Merger, page 34

4. We partially reissue prior comment 11. Please supplement your disclosure to describe in greater detail each meeting held and/or discussions amongst the Novartis Board members. For example, describe who was present at the December 1, 2009 meeting and exactly what was discussed. Please specify any of the investment and "strategic options" discussed. In this regard, given that the Board approved both the exercise of the call option and the acquisition of the remaining Alcon shares on January 2, 2010, disclose when the decisions to take such actions were discussed and the pros and cons, if any, discussed at that time.

5. Further to our comment above. While you have set forth the rationale for the chosen structure, please revise to discuss any meetings of the Novartis Board in which the structure or any alternative was first presented and who presented the structure and/or alternatives (i.e., financial advisors, members of the Board). Expand upon any discussions the Novartis Board had regarding the fairness of the proposed structure to Alcon minority shareholders both prior to the January 3, 2010 letter being sent and after receipt of the responses by the Independent Committee to the Alcon Board received thereafter. Please refer also to our subsequent comment 8 below.

6. Please supplement disclosure on page 35 to address the meetings at which the exchange ratio was first discussed. Please clarify further how the analyses and methodologies the Board considered resulted in the decision to offer an exchange ratio of 2.8.   Clarify whether the Board considered any particular analyses as indicative of the appropriateness of the ratio.

7. Your revised disclosure states that the Board did not consider proposing an exchange ratio greater than 2.8.   Please clarify and supplement your disclosure to address whether an exchange ratio of greater than 2.8 was <u>discussed</u>, even if the Board ultimately considered proposing only a ratio of 2.8. If so, revise to indicate the ratio(s) discussed and the reason(s) for rejection.

8. We partially reissue bullet point 6 of prior comment 11. The revised disclosure does not include sufficient discussion of the material aspects of the opinions provided and the parties' considerations thereof. Please revise your disclosure accordingly.

9. We refer to your response to prior comment 12. Please provide supplementally an English translation of the opinions referenced. We may have further comment.

10. We note your response to prior comment 15 and the disclosure you reference. Explain in greater detail why the timing was opportune. Describe any other factors considered by the Novartis Board that resulted in the Board's decision to exercise the option at the earliest possible date. In addition, while we note the Novartis Board's assertion of unending speculation in the market, the basis for the Board's conclusion that the speculation would not have benefited anyone is not apparent. Please further clarify your disclosure and set forth the basis for the conclusions asserted.

11. We partially reissue prior comment 22. Please revise this section to include disclosure stating that the safe harbor provisions in the Form 20-F that you incorporate by reference do not apply to any forward-looking statements the company is making in connection with the going private transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have questions or comments please contact me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile
        Eric Shube, Esq.
        Allen & Overy LLP